EXHIBIT 12.2

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Year ended December 31
	2002	2001	2000	1999	1998

FIXED CHARGES
Interest expense	$114.7	$171.5	$205.5	$151.1	$125.4
Less: Assumption by PACCAR of interest expense (1)	—	(17.0)	—	—	—

Net interest expense	114.7	154.5	205.5	151.1	125.4
Facility and equipment rental	1.8	1.7	1.6	1.5	1.2

TOTAL FIXED CHARGES	$116.5	$156.2	$207.1	$152.6	$126.6

EARNINGS
Income before taxes	$45.0	$25.6	$54.0	$61.6	$47.3
Depreciation	16.3	13.3	10.0	8.5	9.2
	61.3	38.9	64.0	70.1	56.5

FIXED CHARGES	116.5	156.2	207.1	152.6	126.6

EARNINGS AS DEFINED	$177.8	$195.1	$271.1	$222.7	$183.1

RATIO OF EARNINGS TO FIXED CHARGES	1.53x	1.25x	1.31x	1.46x	1.45x

(1)                                  In order to maintain the ratio of earnings to fixed charges in 2001, PACCAR provided earnings support of $17.0 through the assumption of the Company’s interest expense.